EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Benchmark Electronics, Inc. (the Company) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.10 per share.

Our authorized capital stock consists of 145,000,000 shares of common stock and 5,000,000 shares of preferred stock, par value $0.10 per share, issuable in one or more series.

The following is a description of some of the terms of our common stock, our restated articles of incorporation (Charter), our amended and restated bylaws (Bylaws), and the Texas Business Organizations Code (the TBOC). The following description is not complete and is subject to, and qualified in its entirety by reference to, our Charter and our Bylaws, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K of which this Exhibit 4.2 is a part, and the TBOC. You should read our Charter, our Bylaws and the applicable provisions of the TBOC for a complete statement of the provisions described below and for other provisions that may be important to you.

Common Stock

Dividend Rights

Subject to the rights of the holders of any outstanding shares of our preferred stock that may be outstanding from time to time and to those rights provided by law, dividends may be declared and paid or set apart for payment upon our common stock out of any of our assets or funds legally available for the payment of dividends and may be payable in cash, stock or otherwise.

Voting Rights

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of our common stock do not have any cumulative voting rights.

No Preemptive or Similar Rights

Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Liquidation Rights

Upon our voluntary or involuntary liquidation, dissolution or winding up, our net assets will be distributed pro rata to the holders of our common stock in accordance with their respective rights and interests after payments are made to our creditors and to holders of any outstanding shares of our preferred stock.

Preferred Stock

Our board of directors can, without approval of our shareholders, issue one or more additional series of preferred stock and determine the number of shares of each series and the rights, preferences and limitations of each series by appropriate board resolutions.  Shares of preferred stock so designated may have voting, conversion, liquidation preference, redemption, sinking fund provisions and other rights which are superior to those of our common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by our shareholders, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price of and the voting and other rights of the holders of our common stock.

Anti-Takeover Provisions of Our Charter and Bylaws

Certain provisions of our Charter and our Bylaws may delay, inhibit or prevent someone from gaining control of the Company through a tender offer, business combination, proxy contest or some other method, even if shareholders might consider such a development beneficial. These provisions include:

•          a provision in our Charter granting our board of directors authority to issue preferred stock in one or more series and to fix the relative rights and preferences of such preferred stock;

•          provisions in our Bylaws restricting shareholders from acting by less than unanimous written consent and requiring advance notification of shareholder nominations and proposals; and

•          a provision in our Bylaws restricting anyone, other than our chief executive officer, our president, our board of directors or the holders of at least 10% of all outstanding shares entitled to vote, from calling a special meeting of the shareholders.

Anti-Takeover Provisions of Texas Law

We are subject to the affiliated business combinations provisions of Chapter 21, Subchapter M of the TBOC (Sections 21.601 through 21.610), which provide that a Texas public corporation may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “affiliated shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) during the three-year period immediately following the affiliated shareholder’s share acquisition date unless: (1) the business combination or purchase or acquisition of shares made by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder’s share acquisition date; or (2) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the affiliated shareholder’s share acquisition date.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is P.O. Box 30170, College Station, TX 77842, and its telephone number is (800) 962-4284.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “BHE.”